SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Trans World Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
89336R207
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89336R207	13D/A3	Page 2 of 5

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[x]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,129,229
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,129,229
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,129,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.2%

14	TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D/A3

This constitutes Amendment No. 3 to the statement on Schedule 13D (the “Amendment No. 3”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed February 15, 2013 (the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Trans World Corporation (the “Company”). Trust A-4, Milfam II, LIMFAM LLC, and the IRA shall be collectively referred to herein as the “Miller Funds”.

This Amendment No. 3 amends the Statement and all previously filed amendments thereto. The Company’s principal executive offices are located at 545 Fifth Avenue, Suite 940, New York, New York 10017. Unless specifically amended or modified hereby, the disclosure set forth in the Statement (as amended) shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. The purpose of the original Schedule 13D filing was to state that Mr. Miller is the beneficial owner of greater than 20% of the Common Stock of the Company.

As set forth in Amendment No. 2 to the Statement filed on March 17, 2014, Mr. Miller delivered a notice of director nomination to the Company on March 10, 2014. Mr. Miller notified the Company that he intended to nominate six individuals for election to the Company’s board of directors at the 2014 annual meeting of stockholders. The nominees included Mr. Patrick J. Bennett, Mr. Michael B. Brodsky, Mr. Alan Howe, Mr. David Goldberg, Mr. Lloyd Sems and Mr. Eric Fangmann (all of the foregoing, the “Miller Nominees”).

The purpose of this Amendment No. 3 is to report that the Miller Funds, on April 21, 2014, entered into an agreement (the “Agreement”) with Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Partners Small Cap Value L.P. I (“Wynnefield Partners I” and, together with Wynnefield Partners and Wynnefield Offshore, the “Wynnefield Funds”), and Value Partners, Ltd. (“Value Partners”) whereby the Company has agreed to nominate five current directors for election as directors at the Company’s Annual Meeting, and each of the Wynnefield Funds and the Miller Funds will submit one additional person for consideration by the nominating committee of the Company’s Board of Directors for nomination by the Company and election as directors at the Annual Meeting of stockholders of the Company to be held in June 2014 (the “Annual Meeting”). Subject to the foregoing, Mr. Miller has agreed to withdraw the nomination of the Miller Nominees. Mr. Miller is not soliciting the support of fellow stockholders for any nominations or proposals. Except to the extent deemed to occur in connection with the vote of the Miller Funds under the Agreement, Mr. Miller does not intend to form a “group” with any other stockholder for purposes of Rule 13d-5(b)(1) and specifically disclaims any such group.

Each of Value Partners, the Wynnefield Funds and the Miller Funds have agreed to appear at the Annual Meeting, in person or by proxy, and vote the shares of common stock of the Company beneficially owned by each such party in favor of the Company’s nominees for election as directors. This Agreement shall cease, terminate and have no further force and effect following the final adjournment of the Annual Meeting, except for certain provisions that survive termination. This description is qualified in its entirety by the terms of the Agreement. See Exhibit 10.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on April 22, 2014, which is incorporated herein by reference.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Miller may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits:

Exhibit 99.1 Agreement dated as of April 21, 2014, by and between the Issuer, Value Partners, Ltd., the Wynnefield Funds and the Miller Funds. (Filed as Exhibit 10.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on April 22, 2014 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2014

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III